

October 25, 2012

Via E-mail
Junwen Wang
Chief Financial Officer
China Kanghui Holdings
No.1-8 Tianshan Road, Xinbei District
CHANGZHOU, JNG 213022
China

> **Re:** **China Kanghui Holdings**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-34840**

Dear Ms. Wang:

We have reviewed your response letter dated October 16, 2012 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 63

Operating Activities, page 78

1.   We note your response to prior comment 3. Please address the following:

- Please describe how your aging for international and OEM sales reflects the amounts due from Shanghai Medical. On page 7 of your response, you note that RMB 23.7 million of the accounts receivable is related to Shanghai Medical and has a DSO of 196 days as of June 30, 2012. Please clarify whether these amounts are classified as domestic or international accounts receivables and provide us a separate aging for those amounts.

- In future filings please describe and quantify in greater detail the impact the long outstanding receivables from Shanghai Medical have had on your liquidity, accounts receivable and DSO. We note your current disclosure does not describe or quantify for investors the amounts outstanding, how the receivables are settled or that there is a delay in receiving the VAT refund.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant